UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   December 20, 2001

PARKWAY PROPERTIES, INC.
(Exact name of registrant as specified in its charter)

Maryland	1-11533	74-2123597
(State or other jurisdiction of incorporate)	(Commission File Number)	(IRS Employer Identification Number)

One Jackson Place Suite 1000
188 East Capitol Street
P. O. Box 24647

Jackson, Mississippi	39225-4647
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code	(601) 948-4091

(Former name, former address and former fiscal year, if changed since last report)

FORM 8-K

PARKWAY PROPERTIES, INC.

Item 5.   Other Events.

On December 20, 2001, Parkway Properties, Inc. purchased the Bank of America Plaza (the "Building"), a 418,602 square foot office building in Nashville, Tennessee. Parkway acquired the Building for a purchase price of $30 million plus $1.5 million in closing costs and anticipated first year capital expenditures and leasing commissions. The purchase was funded with bank borrowings on a line of credit with J. P. Morgan Chase & Co. at a rate equal to the 30-day Libor rate plus 137.5 basis points, currently 3.3125%.

The twenty-story office building, located in the central business district, was constructed in 1977 and subsequently renovated in 1995 and 1999. The property is currently 89% leased and has a rent roll that includes five creditworthy, stable tenants which account for 77% of the building's total rentable square footage. Bank of America is the largest single tenant occupying 180,333 square feet or 43% with a lease expiration date of 2012. Other national building tenants include the Boult, Cummings law firm (24%), Ernst & Young (6%), Chicago Title (2%) and New York Life (2%).

Item 7.   Financial Statements and Exhibits.

   (a)   Financial Statements
It is impractical to provide the audited financial statements of the building, but such financial statements will be filed as soon as practical but not later than 60 days after the filing of this Form 8-K.
   (b)   Pro Forma Consolidated Financial Statements
The pro forma consolidated financial statements will be filed with the audited financial statements of the building.

FORM 8-K
PARKWAY PROPERTIES, INC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DATE: January 3, 2002


PARKWAY PROPERTIES, INC.
By: /s/ Mandy M. Montgomery
Mandy M. Montgomery, CPA
Controller

/s/ Marshall A. Loeb
Sr. Vice President, Chief Financial
Officer and Secretary
